Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement Form S-3 and related Prospectus of ISTA Pharmaceuticals, Inc. for the registration of common stock, preferred stock, debt securities and warrants, the amount of which will be determined in a subsequent Prospectus Supplement to the Registration Statement, and to the incorporation by reference therein of our reports dated March 13, 2007, with respect to the consolidated financial statements of ISTA Pharmaceuticals, Inc., ISTA Pharmaceuticals, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of ISTA Pharmaceuticals, Inc, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Orange County, California

June 28, 2007